Exhibit 4.7.1

USbancorp	MORTGAGEE’S WAIVER

EQUIPMENT FINANCE

 Schedule Number 1166954-001-0018787-001

WHEREAS, Union State Bank of Everest, (“Mortgagee”) having an address at 701 Kansas Ave., Atchison, KS holds a mortgage and/or deed of trust on the premises situated at 1300 Main Street, Atchison, KS 60002 (the “Premises”); and

WHEREAS, U.S. Bancorp Equipment Finance, Inc. (“USBEF”), pursuant to either a certain Master Lease Agreement or Master Loan Agreement, dated as of June 24, 2011 and Schedule thereunder, dated as of June 24, 2011 attached thereto (the “Financing Documents”) between USREF and MGP Ingredients, Inc. (the “Obligor”), proposes to place, or has placed in or upon the Premises, for the benefit of the Obligor’s business, personal property consisting of machinery and/or equipment, including any and all replacements, repairs, additions, accessions and accessories thereto, all as more fully described below (all hereinafter collectively referred to as the “Equipment”);

Twenty (20) modular cooling towers, 2007, Marley, NC8312G, 21,800 GPM with pressure pumps, tanks, coolers and other related equipment, as further described on Exhibit A:

TOGETHER WITH ALL REPLACEMENTS, PARTS, REPAIRS, ADDITIONS, ACCESSIONS AND ACCESSORIES INCORPORATED THEREIN OR AFFIXED THERETO AND ANY AND ALL PROCEEDS OF THE FOREGOING, INCLUDING, WITHOUT LIMITATION, INSURANCE RECOVERIES.

The Equipment shall be located at the following location:

1300 Main Street Atchison, KS 66002; County Atchison

NOW THEREFORE, Mortgagee, in consideration of USBEF’s financing the Equipment to the Obligor, and in consideration of the benefit to Mortgagee resulting from such better utilization of the Premises, and intending to be legally bound, hereby agrees that:

1.      Ownership of (in the case of a Master Lease Agreement), the right to possession of and any security interest in the Equipment, as provided in the Financing Documents, shall be and remain at all times in USBEF or Obligor as applicable, its successors, and assigns, free of any claim or right of Mortgagee, its successors and assigns.  Mortgagee waives each and every right which it now has, or may hereafter have, under the laws of any state, or by virtue of any mortgage, deed of trust or any other instrument or agreement now in effect or hereafter executed, to foreclose or levy upon or distrain for rent in arrears or in any manner to claim or assert ownership, possession or title to, or to place a lien upon the Equipment.

2.      The Equipment so financed by USBEF to the Obligor Under the Financing Documents or any renewal, extension or modification thereof, shall not, by reason of its installation or being placed in or upon the Premises, be construed as real property or as forming a part of any building thereon, but shall retain its character as personal property and shall at all times be severable from the Premises, and shall not be or be deemed a fixture by reason of being placed in any such building or in any manner annexed, attached or connected to the Premises.

3.      USBEF may, in the exercise or its rights against the Obligor, remove the Equipment, or any part thereof, from the Premises at any time without notice to Mortgagee; provided, however, that the party or parties so removing shall be obligated to repair any damage done to the Premises.

4.      This Waiver shall run with the land and shall be binding upon the successors and assigns of Mortgagee and shall inure to the benefit of the successors and assigns of USBEF.

5.      This instrument shall in all respects be governed by and construed in accordance with the laws of the state in which the Premises are located.  A copy of this Waiver, which is duly signed and which is received by facsimile transmission (“Fax”), shall be deemed to be of the same force and effect as the original.

WITNESS the due execution hereof as of the 29 day of June, 2011.

[Mortgagee]

By: /s/ Jeff Caudle,  SVP
Print Name:     Jeff Caudle
Print Title:       Senior Vice President

ADDRESS FOR ALLNOTICES:
PO Box 230789
Portland, OR 97281-0789